UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Diamond Computer Service Kabushiki Kaisha

(Name of Subject Company)

Diamond Computer Service, Co. Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsubishi Tokyo Financial Group, Inc.

(Name of Person(s) Furnishing Form)

Common shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Eiichi Kashiwagi / 4-7 Gobancho, Chiyoda-ku, Tokyo 102-0076, Japan / +81-3-3265-6690

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 2, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

See the Notice of Convocation of Extraordinary General Meeting of Shareholders dated November 2, 2004 attached as Exhibit A.

Item 2.    Informational Legends

See cover page of the Notice of Convocation of Extraordinary General Meeting of Shareholders dated November 2, 2004.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press release dated August 26, 2004 attached as Exhibit B.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Mitsubishi Tokyo Financial Group, Inc. concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

Dated: November 2, 2004	/s/ Tatsunori Imagawa
	Name:	Tatsunori Imagawa
	Title:	Deputy President

Exhibit A

[Translation]

November 2, 2004

Dear Shareholders:

Notice of Convocation of Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Diamond Computer Service, Co. Ltd. (the “Company”) to be held as described below.

In case you are unable to attend the meeting, after reviewing the following reference documents, please indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, affix your seal to such form and return it to us by mail. Thank you very much for your cooperation.

Yours very truly,

Akio Goto, President and Director

Diamond Computer Service Co., Ltd.

4-7 Gobancho, Chiyoda-ku, Tokyo

Extraordinary General Meeting of Shareholders

1.	Date and time: 10:00 a.m., November 17, 2004 (Wednesday)

2.      Location:      Conference room, 6th floor, Arcadia Ichigaya (Shigaku Kaikan) 2-25, Kudankita 4-chome, Chiyoda-ku, Tokyo (The location of the meeting has been changed. Please see the “Guide map of the location of the general meeting of shareholders” at the end of this notice.)

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

3.	Purpose of the meeting

Matters to be resolved

Agenda 1:	Approval of the Stock-for-Stock Exchange Agreement between the Company and Mitsubishi Tokyo Financial Group, Inc. Details of the agenda are as set out in the “Reference Documents for Exercising of Voting Rights” below.
Agenda 2:	Election of one (1) Director

--End--

Note:	Attendees are asked to submit the enclosed Exercise of Voting Rights forms to the reception desk on the day of the meeting.

[Translation]

Reference Documents for Exercising of Voting Rights

1.	Total Number of Voting Rights Held by all Shareholders

193,287 voting rights

2.	Agenda Items and Reference Information

Agenda	1: Approval of the Stock-for-Stock Exchange Agreement between the Company and Mitsubishi Tokyo Financial Group, Inc.

(1) Reason of the stock-for-stock exchange

The reasons of the stock-for-stock exchange between the Company and Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) are as follows.

Since its establishment in 1970, the Company has developed capital and financial systems for a wide range of businesses, including financial companies, and has moved into human resource and payroll-related outsourcing operations. Through its use of information technology (“IT”), the Company has proceeded in innovating its clients businesses, in turn creating new value. As making the best use of IT becomes an essential part of innovating businesses, the Company and MTFG entered into a stock-for-stock exchange agreement, under which the Company will become a wholly owned subsidiary of MTFG as of December 22, 2004, to further emphasize the Company’s central role in the IT solutions business provided by the Company for clients of MTFG.

At the same time, part of the IT solutions business provided to corporate clients of Bank of Tokyo-Mitsubishi will be transferred to the Company, further strengthening intra-group collaboration within the MTFG group. Furthermore, the Company will form a comprehensive alliance with Mitsubishi Research Institute, Inc. (“MRI”) to strengthen its solution creation and consulting capabilities.

By becoming a wholly owned subsidiary of MTFG and by strengthening its alliance with MRI, the Company strives to play a role in creating value for a wide range of clients as an IT solution provider that can combine high-end consulting capabilities with cutting-edge IT development resources.

The Company requests consent of the shareholders to this stock-for-stock exchange and their approval of this agenda item.

[Translation]

(2) Details of the Stock-for-Stock Exchange Agreement

Stock-for-Stock Exchange Agreement

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) and Diamond Computer Service Co., Ltd. (“DCS”) enter into this stock-for-stock exchange agreement (this “Agreement”) as follows.

Article 1    Stock-for-Stock Exchange

MTFG and DCS shall effect a stock-for-stock exchange for the purpose of MTFG becoming the sole parent company of DCS and DCS becoming a wholly owned subsidiary of MTFG (the “Stock-for-Stock Exchange”).

Article 2    Date of the Stock-for-Stock Exchange

The date of the Stock-for-Stock Exchange is December 22, 2004, provided, however, that this date may be changed upon consultation between MTFG and DCS if such need arises during the procedure of the Stock-for-Stock Exchange.

Article 3    Shares to be Issued and Allotment thereof upon the Stock-for-Stock Exchange

Upon the Stock-for-Stock Exchange, MTFG shall allot to shareholders (including beneficial shareholders; hereinafter the same) of DCS on record of DCS’s register of shareholders (including its register of beneficial shareholders; hereinafter the same) as of the end of the day immediately prior to the date of the Stock-for-Stock Exchange, 0.00135 common shares of MTFG for each common share of DCS held by such shareholders excluding MTFG.

Article 4    Initial Date for Calculating Dividends

The initial date for calculating dividends payable for the shares issued pursuant to Article 3 is October 1, 2004.

Article 5    Increase in the Amount of Capital and Capital Surplus

Increases in MTFG’s amount of capital and capital surplus resulting from the Stock-for-Stock Exchange shall be as follows:

(i)	Capital: None

(ii)	Capital Surplus: The amount obtained by multiplying (a) the amount of net assets of DCS as of the date of the Stock-for-Stock Exchange by (b) the ratio of the number of shares of DCS transferred to MTFG as a result of the Stock-for-Stock Exchange to the aggregate number of outstanding shares of DCS.

Article 6    General Meeting of Shareholders for Approval of the Stock-for-Stock Exchange

6.1	MTFG shall, in accordance with the provisions of Article 358, Paragraph 1 of the Commercial Code, effect the Stock-for-Stock Exchange without obtaining an approval of this Agreement at its general meeting of shareholders.

6.2	DCS shall put this Agreement and other matters required for the Stock-for-Stock Exchange to a vote for approval at its extraordinary meeting of shareholders to be held on November 17, 2004. Provided, however, that this date may be changed upon consultation between MTFG and DCS if such need arises during the procedure of the Stock-for-Stock Exchange.

[Translation]

Article 7    Management of Company Property

MTFG and DCS shall, from the date of the execution of this Agreement to the date immediately prior to the date of the Stock-for-Stock Exchange, carry out the operation of their respective businesses and the management and administration of their respective properties with the due care of a good manager. If either party is to carry out any act that will materially affect its property or its rights and obligations, such party shall consult with the other party in advance.

Article 8    Interim Dividends

MTFG and DCS shall each pay interim dividends to their shareholders and registered pledgees registered in their latest respective registers of shareholders as of the end of September 30, 2004 within the following limitations:

(i)	The maximum amount to be paid by MTFG shall be 41,250 yen per share for its class 1 preferred share, of which aggregate amount shall be 3,357,750,000 yen;

(ii)	The maximum amount to be paid by DCS shall be 4.25 yen per share for its common share, of which aggregate amount shall be 82,499,466 yen.

Article 9    Officers

9.1	The term of office of the Directors and Corporate Auditors of MTFG who have been appointed prior to the date of the Stock-for-Stock Exchange shall be such term of office which would have been applicable had there been no Stock-for-Stock Exchange.

9.2	DCS shall submit an agenda to its extraordinary meeting of shareholders mentioned in Article 6.2 above, to the effect that individual(s) nominated by MTFG will be elected as Directors of DCS on the condition that such appointment shall become effective after the date of the Stock-for-Stock Exchange.

Article 10    Alterations of the Conditions of the Stock-for-Stock Exchange or Rescission of this Agreement

If any material change occurs with respect to the financial or operating conditions of either MTFG or DCS during the period from the execution date of this Agreement to the date immediately prior to the date of the Stock-for-Stock Exchange, upon consultation between MTFG and DCS, the conditions of the Stock-for-Stock Exchange may be altered or this Agreement may be cancelled.

Article 11    Validity of this Agreement

This Agreement will be null and void under the following events:

(i)	The provisions of Article 358, Paragraph 8 of the Commercial Code prevent MTFG from effecting the Stock-for-Stock Exchange in accordance with the procedures set out in Article 358, Paragraph 1 of the Commercial Code as set out in Article 6 above.

(ii)	This Agreement is not approved at DCS’s extraordinary meeting of shareholders as set out in Article 6.2 above.

[Translation]

Article 12    Matters requiring Consultation

If, in addition to the matters set out herein, there is any matter not mentioned in this Agreement or other matters required for the Stock-for-Stock Exchange, such matters shall be solved through consultation between MTFG and DCS in the spirit of this Agreement.

IN WITNESS WHEREOF, MTFG and DCS have caused this Agreement to be executed in duplicate with their respective names printed and their seals affixed hereon and each party shall retain one (1) copy.

August 26, 2004

MTFG:	Nobuo Kuroyanagi, President and CEO [seal]

Mitsubishi Tokyo Financial Group, Inc.

4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

DCS:	Akio Goto, President and Director [seal]

Diamond Computer Service Co., Ltd.

4-7 Gobancho, Chiyoda-ku, Tokyo

[Translation]

(3)	Explanation regarding the stock-for-stock exchange ratio under Article 354, Paragraph 1, Item 2, of the Commercial Code

August 26, 2004

Reason for Determining the Stock-for-Stock Exchange Ratio (Copy)

Akio Goto, President and Director

Diamond Computer Service Co., Ltd.

Gobancho 4-7, Chiyoda-ku, Tokyo

Diamond Computer Service Co., Ltd. (the “Company” or “DCS”) has determined the stock-for-stock exchange ratio in respect of the stock-for-stock exchange with Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) scheduled for December 22, 2004 (the “Stock-for-Stock Exchange”) as set out below.

(i)	The Company, prior to entering into negotiations and discussions with MTFG in respect of the stock-for-stock exchange ratio for the Stock-for-Stock Exchange, requested that Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch”) analyze a stock-for-stock exchange ratio to be used in discussions with MTFG.

(ii)	Merrill Lynch, upon receipt of the request, valuated the companies by carrying out market value analysis, comparative analysis, discounted cash flow analysis, and other analyses Merrill Lynch considered appropriate. Based upon the overall consideration of these analytical results, Merrill Lynch calculated a stock-for-stock exchange ratio for the Stock-for-Stock Exchange and provided the result to the Company.

(iii)	As a result of negotiations between the Company and MTFG based on the stock-for-stock exchange ratio provided by Merrill Lynch, the Company and MTFG agreed to propose to their respective boards of directors a stock-for-stock exchange ratio of 0.00135 MTFG common shares to 1 DCS common share (where 0.00135 common shares of MTFG shall be allotted for each common share of DCS).

(iv)	The Company approved the stock-for-stock exchange ratio at its meeting of board of directors and entered into the stock-for-stock exchange agreement including the above mentioned stock-for-stock exchange ratio (the “Agreement”) with MTFG as of August 26, 2004.

(v)	The Company received an opinion from Merrill Lynch as of August 26, 2004 stating that the stock-for-stock exchange ratio is reasonable for the Company from a financial perspective. Meanwhile, MTFG also received an opinion from its financial advisor, Morgan Stanley Japan Limited, that the stock-for-stock exchange ratio is reasonable for MTFG from a financial perspective.

(vi)	The Agreement provides that if any material change occurs with respect to the financial or operating conditions of either MTFG or DCS during the period from the execution date of the Agreement to the date immediately prior to the date of the Stock-for-Stock Exchange, upon consultation between MTFG and DCS, the conditions of the Stock-for-Stock Exchange may be altered or the Agreement may be cancelled.

--End--

[Translation]

Opinion of Merrill Lynch Japan Securities Co., Ltd.

August 26, 2004

To:	Board of Directors, Diamond Computer Service Co., Ltd.

4-7 Gobancho, Chiyoda-ku, Tokyo

Diamond Computer Service Co., Ltd. (“DCS”) and Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) plan to enter into a stock-for-stock exchange agreement (the “Stock-for-Stock Exchange Agreement”) dated August 26, 2004, and, based on the Stock-for-Stock Exchange Agreement, effect a stock-for-stock exchange whereby DCS will become a wholly owned subsidiary of MTFG (the “Stock-for-Stock Exchange”), under which 0.00135 common shares of MTFG (“MTFG Shares”) will be allotted for each common share of DCS (“DCS Shares”) (the “Stock-for-Stock Exchange Ratio”).

The following is our response to DCS’s request for our opinion on whether the Stock-for-Stock Exchange Ratio is fair to DCS’s shareholders (excluding MTFG and MTFG’s affiliates) from a financial perspective.

In giving the opinion at the end of this document, we took the following actions.

(1)	Consideration of information that we deemed necessary in forming our opinion from information found in securities reports of DCS and MTFG for the past three fiscal years and other publicly available business and financial information concerning DCS and MTFG.

(2)	Consideration of information (including financial projections) provided to us by DCS regarding the outlook for DCS and MTFG’s businesses, earnings, cash flows, assets, liabilities, business plans and other matters, the amount of cost reduction and related costs expected to arise from the Stock-for-Stock Exchange, and the timing and synergy effect (the “Expected Synergy Effect”) of such cost reduction and related costs.

(3)	Discussions with the management and representatives of DCS and MTFG about the matters set out in (1) and (2) above, and the outlook and Expected Synergy Effect on the businesses, business plans and other matters of both companies before and after the Stock-for-Stock Exchange takes effect.

(4)	Analyses of movements in the market price, the trading volume and the share price multiples of DCS Shares and MTFG Shares, and comparative analyses with similar public companies that we believe are appropriate.

(5)	Consideration of the performance of DCS and MTFG, and comparative analyses with similar public companies that we believe are appropriate.

(6)	Participation in some of the discussions among the representatives, financial advisors and legal counsels of DCS and MTFG.

(7)	Consideration of the potentially foreseeable effect of the Stock-for-Stock Exchange.

(8)	Consideration of the draft of the Stock-for-Stock Exchange Agreement dated August 23, 2004.

[Translation]

(9)	Consideration of other financial investigations and financial analyses and other matters (including our evaluation of the overall economic, market and monetary conditions) that we considered necessary or appropriate.

We have prepared this opinion on the assumption that all information provided or otherwise made available to us, discussed with us, considered by us or on our behalf, or that is publicly available is accurate and complete and we have relied on the accuracy and completeness of such information. We have not independently verified such information, nor have we conducted any independent appraisal or valuation of any specific assets or liabilities of DCS or MTFG or had any such appraisal or valuation provided for us. We have not carried out any valuation of the solvency or fair value of DCS or MTFG based on any laws concerning bankruptcy, insolvency or any similar matters, nor have we conducted any on-site inspections of any property or facilities of DCS or MTFG. We have prepared this opinion on the assumption that information and the Expected Synergy Effect regarding financial projections provided by DCS or MTFG or discussed with us by DCS or MTFG are based on reasonable grounds, and that the projected future financial performances and the Expected Synergy Effect of DCS and MTFG reflect the best estimates and judgments available to the management of DCS or MTFG at the time of making such projections. We prepared this opinion on the condition that DCS acknowledges that the Stock-for-Stock Exchange will not be a taxable transaction for DCS, MTFG or their shareholders. Finally, we prepared this opinion on the assumption that the final version of the Stock-for-Stock Exchange Agreement will be substantially the same as the most recent version of the Stock-for-Stock Exchange Agreement (draft) that we considered.

In preparing this opinion, we naturally relied on the market, economic and other conditions that were assessable at the time of the date of this opinion, and based this opinion on the information obtained as of the date hereof. We have also prepared this opinion on the assumption that the expected benefits of the Stock-for-Stock Exchange will not be adversely affected by the enforcement of any restrictions, including any cease and desist order, change or revision, in the process of obtaining the consent or approval for the Stock-for-Stock Exchange from any necessary authorities or other parties (regardless of whether such consent or approval is stipulated in the Stock-for-Stock Exchange Agreement).

We have not been granted by DCS or its board of directors any authority to, in preparing this opinion, solicit expressions of interest from third parties with respect to acquiring all or part of DCS, nor have we conducted any such solicitation.

We are acting as DCS’s financial advisor with respect to the Stock-for-Stock Exchange, and will receive fees from DCS for this service. Further, DCS agrees to indemnify us against certain liabilities that may arise from our involvement. While DCS plans on receiving an investment from Mitsubishi Research Institute, Inc. after this transaction, we have not been employed as DCS’s advisor with respect to this investment and therefore have not included its effect in our evaluation of the Stock-for-Stock Exchange Ratio. We have, with respect to matters other than the Stock-for-Stock Exchange, provided financial advisory services and financing services, including funding services, to MTFG and its affiliates in the past, and will continue to do so in the future, and we have received, and will receive, fees for such services. It is also possible that in the normal course of our business we will frequently trade shares or other securities of DCS or MTFG in our own account or our clients’ account, and we may at any time hold long or short positions in such securities consequently.

[Translation]

This opinion has been prepared for use by the board of directors of DCS and any other internal use by DCS. This opinion does not express our opinion on whether DCS should actually decide to effect the Stock-for-Stock Exchange, nor does it offer any recommendation of any kind to DCS’s shareholders on how they should vote with respect to the Stock-for-Stock Exchange or any related matters (including whether they should exercise the right as dissenting shareholders to request DCS to repurchase their shares).

We do not express any opinion whatsoever about the price of the shares of DCS or MTFG that are traded after the Stock-for-Stock Exchange is announced or completed.

Based on and subject to the above statements, we believe that as of the date of this opinion, the Stock-for-Stock Exchange Ratio is fair to DCS’s shareholders (excluding MTFG and its affiliates) from a financial perspective.

Merrill Lynch Japan Securities Co., Ltd.

[Signature]

Shinsuke Amiya,

Managing Director and Head of Investment Banking

[Translation]

(4)	The Balance Sheets and Income Statements of the companies which---- effect the stock-for-stock exchange as required by Article 354, Paragraph 1, Items (i) through (vi) of the Commercial Code are as follows.

1.	The Balance Sheet and Income Statement of the Company prepared six months before this general meeting of shareholders.

Balance Sheet

(as of June 30, 2004)

Diamond Computer Service Co., Ltd.

(in thousands of yen)

Item	Amount	Item	Amount
ASSETS		LIABILITIES
CURRENT ASSETS	9,468,417	CURRENT LIABILITIES	5,857,966
Cash and deposits with banks	775,300	Accounts payable	1,671,815
Accounts receivable	5,374,102	Short-term loans payable	2,200,000
Merchandise	333,106	Long-term loans to be repaid within one year	500,000
Work in progress	1,967,567	Accounts payable	226,980
Supplies	47,298	Accrued expenses	506,966
Advance payments	266,061	Accrued corporate tax and other taxes	24,592
Deferred tax assets	405,874	Accrued business facility taxes	7,121
Short-term loans	15,000	Accrued consumption tax and other taxes	53,458
Other	284,725	Advances received	62,187
Allowance for doubtful receivables	(620)	Deposits received	317,270
FIXED ASSETS	26,993,417	Other	287,573
Tangible Fixed Assets	9,383,693	NON-CURRENT LIABILITIES	4,329,608
Buildings	7,192,669	Reserve for employee retirement benefits	2,349,818
Structures	106,520	Reserve for officer retirement benefits	52,575
Equipment and furniture	74,549	Deferred tax liabilities	1,879,532
Vehicles and other transportation equipment	1,632	Other	47,681
Tools, furniture and fixtures	954,722	TOTAL LIABILITIES	10,187,575

Land	1,053,599	CAPITAL
Intangible Fixed Assets	3,581,437	Capital Stock	6,059,356
Leasehold	841	Capital surplus	6,523,107
Computer software	3,143,014	Additional paid-in capital	6,523,077
Provisional Software Expenses	376,771	Other surplus capital	30
Telephone subscription rights	42,981	Marginal gain from disposal of treasury stock	30
Rights to use telecommunications facilities	7,661	Retained Earnings	10,472,249
Rights to use electricity and gas facilities	10,166	Legal reserve	218,753
Investments and other assets	14,028,286	Voluntary reserve	9,600,000
Investments in securities	11,507,498	Special reserve	9,600,000
Investments in subsidiaries	360,000	Unappropriated earnings	653,496
Long-term loans receivable to employees	12,672
Long-term prepaid expenses	39,239	Land revaluation gains (losses)	(1,189,253)
Rental deposits and guarantee money	1,256,602	Securities evaluation gains (losses)	4,438,672
Deferred tax assets from revaluation	815,894	Treasury stock	(29,872)
Other	72,431
Allowance for doubtful receivables	(36,051)	TOTAL CAPITAL	26,274,260

TOTAL ASSETS	36,461,835	TOTAL LIABILITIES AND CAPITAL	36,461,835

[Translation]

Income Statement

(for the period from April 1, 2004 to June 30, 2004)

Diamond Computer Service Co., Ltd.

(in thousands of yen)

Item			Amount
Ordinary Income and Losses	Operating Income and Expenses	Operating Income
		Net Sales	7,001,878	7,001,878
		Operating Expenses
		Cost of Sales	5,869,445
		Selling and General Administrative Expenses	967,082	6,836,527
		Operating Income		165,350
	Non-operating Income and Expenses	Non-operating Income
		Interest Income	197
		Dividend Income	178,095
		Other Non-operating Income	13,452	191,745
		Non-operating Expenses
		Interest Expenses	2,967
		Other Non-operating Expenses	317	3,285
		Ordinary Income		353,810
Extraordinary Income and Losses		Extraordinary Losses
		Losses on Sales and Disposal of Fixed Assets	444

		Losses on Cancellation of Leases	94,168	94,613
	Net Income before Taxes			259,197
	Corporate Tax, Residential Tax and Business Tax			4,166
	Adjustment of Corporate Tax, etc.			43,861
	Current Net Income			211,169

	Income brought forward			442,326
	Unappropriated Earnings at fiscal year end			653,496

[Translation]

2.	The latest Balance Sheet and Statement of Income of Diamond Computer Service Co., Ltd.

Balance Sheet

(as of March 31, 2004)

Diamond Computer Service Co., Ltd.

(in thousands of yen)

Item	Amount	Item	Amount
ASSETS		LIABILITIES
CURRENT ASSETS	9,453,967	CURRENT LIABILITIES	5,782,484
Cash and deposits with banks	1,301,391	Accounts payable	1,954,877
Accounts receivable	6,067,066	Short-term loans payable	1,500,000
Merchandise	110,254	Long-term loans to be repaid within one year	500,000
Work in progress	981,085	Accounts payable	287,808
Supplies	45,897	Accrued expenses	912,746
Advance payments	189,177	Accrued corporate tax and other taxes	282,792
Deferred tax assets	456,009	Accrued business facility taxes	27,693
Short-term loans	15,000	Accrued consumption tax and other taxes	102,195
Other	288,455	Advances received	21,055
Allowance for doubtful receivables	(370)	Deposits received	43,123
Fixed Assets	26,846,626	Other	150,191
Tangible Fixed Assets	9,503,663	NON-CURRENT LIABILITIES	4,360,495
Buildings	7,309,456	Reserve for employee retirement benefits	2,319,409
Structures	108,333	Reserve for officer retirement benefits	111,431
Equipment and furniture	79,833	Deferred tax liabilities	1,881,981
Vehicles and other transportation equipment	1,765	Other	47,673
Tools, furniture and fixtures	950,674	NON-CURRENT LIABILITIES	10,142,979
Land	1,053,599	Capital
Intangible Fixed Assets	3,339,345	Capital Stock	6,059,356
Leasehold	841	Capital surplus	6,523,107
Computer software	2,815,312	Additional paid-in capital	6,523,077
Provisional Software Expenses	461,796	Other surplus capital	30
Telephone subscription rights	42,981	Marginal gain from disposal of treasury stock	30
Rights to use telecommunications facilities	7,935	Retained Earnings	10,361,016
Rights to use electricity and gas facilities	10,478	Legal reserve	218,753
Investments and other assets	14,003,617	Voluntary reserve	8,800,000
Investment securities	11,495,535	Special reserve	8,800,000
Investment in subsidiaries	360,000	Unappropriated earnings	1,342,263
Employee held long-term loans receivables	15,183	Land revaluation gains (losses)	(1,189,253)
Long-term prepaid expenses	32,089	Securities evaluation gains (losses)	4,433,099
Securities and deposits	1,248,534	Treasury stock	(29,712)
Deferred tax charges from reevaluation	815,894
Other	71,726
Allowance for doubtful receivables	(35,346)	TOTAL CAPITAL	26,157,613

TOTAL ASSETS	36,300,593	TOTAL LIABILITIES AND CAPITAL	36,300,593

[Translation]

Income Statement

(for the period from April 1, 2003 to March 31, 2004)

Diamond Computer Service Co., Ltd.

(in thousands of yen)

Item				Amount
Ordinary Income and Loss	Operating Income and Expenses	Operating Income
			Net Sales	30,147,034	30,147,034
		Operating Expenses
			Cost of Sales	24,733,676
			Selling and General Administrative Expenses	4,108,996	28,842,673
		Operating Income			1,304,360
	Non-operating Income and Expenses	Non-operating Income
			Interest Income	971
			Dividend Income	173,416
			Other Non-operating Income	92,168	266,555
		Non-operating Expenses
			Interest Expenses	5,053
			Other Non-operating Expenses	1,635	6,688
		Ordinary Income			1,564,227
Extraordinary Income and Losses		Extraordinary Income
			Gains on sale of Investments in Securities	127,378
			Other	360	127,738
		Extraordinary Losses	Losses on sales and disposal of fixed assets	18,732
			Losses on restoring property to its original condition	6,640
			Losses on sales of investments in securities	122,159
			Losses on sales of golf course memberships	1,523	149,055
	Net Income before Taxes				1,542,909
	Corporate Tax, Residential Tax and Business Tax				554,360
	Adjustment of Corporate Tax, etc.				(22,344)
	Current Net Income				1,010,893
	Income brought forward				413,650
	Interim Dividends				82,281
	Unappropriated Earnings at fiscal year end				1,342,263

[Translation]

Explanatory Note

Monetary amounts displayed below have been rounded down to the nearest one thousand yen.

Significant Accounting Policies

1. Standards	and methods of valuation of securities

Investments in subsidiaries and affiliates

At cost based on the moving average method

        Other securities

Securities with fair market value:

At fair market value based on the market price as of the last day of the term (Related valuation differences are directly charged or credited to the shareholders’ equity and cost of securities sold is computed by the moving average method.)

Securities without fair market value:	At cost based on the moving average method

2. Standards	and methods of valuation of inventory

Merchandise and works in progress:	At cost based on the specific cost method
Supplies:	At cost based on the first-in first-out method

3. Method	of depreciation of fixed assets

Tangible fixed assets:	Declining balance method

Depreciation of buildings and structures of the Chiba Information Center is calculated by the straight-line method. Depreciation of buildings (except for auxiliary equipment) acquired on and after April 1, 1998 is calculated by the straight-line method. Buildings have a useful life of 15 to 65 years, machinery and equipment have a useful life of 6 years, and furniture and fixtures have a useful life of 4 to 15 years.

Intangible fixed assets:

Depreciation of software for internal use is calculated by the straight-line method based on its available period (5 and 6 years). Depreciation of other intangible fixed assets is calculated by the straight-line method.

4. Accounting	for allowances and reserves

Allowance for doubtful receivables:

For the allowance for doubtful receivables such as trade receivables and loans, general allowances are provided for using a rate determined by past bad debts experience and specific allowances are provided for the estimated amounts considered to be irrecoverable after reviewing the collectibility of individual doubtful receivables.

[Translation]

Allowance for employee retirement benefits:

The amount required for employees retirement benefits as of the end of the fiscal year under review is calculated based on the projected retirement benefit obligations and related pension assets as of the end of the current fiscal year.

Reserve for officer retirement and other benefits:

To provide retirement and other benefits of officers, an amount equivalent to 100% of the necessary payment for voluntary termination at the end of the term is accounted in accordance with the company bylaws. This reserve is set out in Article 43 of the Enforcement Regulations for the Commercial Code.

5.	Method for treating lease transactions

The accounting procedures based on the method for treating normal lease transaction shall be applied to finance lease transactions other than transactions whereby ownership rights of a leased property are deemed to be transferred to the lessee.

6.	Accounting procedures of consumption tax and other taxes

Tax excluded method is adopted.

7.	Application of the amended Enforcement Regulations for the Commercial Code

Financial statements are prepared pursuant to Enforcement Regulations for the Commercial Code (Ministry of Justice Ordinance No.22 as of March 29, 2002, Ministry of Justice Ordinance No.23 as of March 30, 2002) from this term.

(Notes to Balance Sheet)

1.	Short-term monetary loans to subsidiaries: 69,072 thousand yen

2.	Short-term monetary loans from subsidiaries: 705,962 thousand yen

3.	Accumulated depreciation of tangible fixed assets: 4,606,787 thousand yen

4.	Lease assets: In addition to the fixed assets stated in the balance sheet, there are four (4) proto-type computers and some computer related equipments used pursuant to lease agreements.

[Translation]

5.	Details of the events causing deferred tax charges and liabilities

Deferred tax charges (current)
Non-admitted accrued business tax	33,969 thousand yen
Non-admitted accrued business office tax	11,268 thousand yen
Non-admitted accrued bonus	328,708 thousand yen
Non-admitted social security payments	41,500 thousand yen
Other	40,561 thousand yen

Total	456,009 thousand yen

Deferred tax charges (fixed)

Excess deductible amount of allowance for employee retirement benefits	909,681 thousand yen
Non-admitted reserve for officer retirement benefits	45,341 thousand yen
Non-admitted loss of valuation of investment securities	184,086 thousand yen
Other	20,265 thousand yen

Total	1,159,373 thousand yen

Deferred tax liabilities (fixed)

Other difference in valuations of securities	(3,041,355 thousand yen)

Total	(3,041,355 thousand yen)
Net amount of deferred tax liabilities (fixed)	(1,881,981 thousand yen)

6.	Accounting for retirement benefits

(i)	Details of retirement benefit system adopted

For a defined benefit pension plan, the Company combines a qualified pension plan and a lump-sum benefit plan. The qualified pension plan is adopted for the amount equivalent to 50% of retirement payments.

The Company is a member of the Japan Computer Information Service Employee’s Pension Fund, which is a pension plan that follows the procedures set out in Item 33 of the Practical Guidelines Concerning the Accounting of Retirement Benefits. The balance of pension assets of the Company pursuant to the rate of contribution is 2,807,661,000 yen.

(ii)	Matters relating to retirement benefit obligations

Retirement benefit obligations	(4,009,817 thousand yen)
Balance of pension assets	1,690,408 thousand yen

Accrued retirement benefits	(2,319,409 thousand yen)

(iii)	Matters relating to retirement benefit costs

Service costs	376,059 thousand yen
Interest costs	99,499 thousand yen
Expected operating income	None
Amount of cost difference
due to calculation	(190,743 thousand yen)

Sub-total	(284,815, thousand yen)
Amount of social security payments	135,271 thousand yen

Retirement benefit costs	420,087 thousand yen

[Translation]

(iv)	Matters relating to basis of accounting of retirement benefit obligations

Method of allocation of expected retirement benefits	Fixed periodic standard
Discount rate	2.7%
Expected operating income rate	0.0%
Year of offsetting difference due to calculation	year of occurrence
Year of offsetting difference due to amendment of accounting basis	year of occurrence

7. The Company revaluated its land for business pursuant to the Law Concerning Revaluation of Land (Law No.34 of March 31, 1998) and accounted differences from evaluation of its land as part of its capital.

Method of revaluation:	Reasonably calculated pursuant to the road rate set out in the Enforcement Order of the Law Concerning Revaluation of Land (Government Ordinance No.119 of March 31, 1998)
Date of revaluation:	March 31, 2002
Difference between the market price of the revaluated land for this term and the book value of the land after the revaluation: (185,505 thousand yen)

8. Amount of increased net assets due to application of market value set out in Article 124, Item 3 of Enforcement Regulations for the Commercial Code

Net asset increased due to evaluation of assets by market price	4,433,099 thousand yen

(Notes to Income Statement)

1.	Amount of transaction with subsidiaries

Operating transactions
Sales	23,376 thousand yen
Purchases	5,312,128 thousand yen

2. Current net income per share 51.25 yen	51.25 yen

[Translation]

3.	The Balance Sheet and Income Statement of Mitsubishi Tokyo Financial Group, Inc. prepared six months before this general meeting of shareholders.

Balance Sheet

(as of June 30, 2004)

Mitsubishi Tokyo Financial Group, Inc.

(in millions of yen)

Item	Amount	Item	Amount
Assets		Liabilities
Current Assets	122,866	Current Liabilities	49,769
Cash and deposits with banks	25,447	Accounts payable	46,586
Deferred tax assets	26	Accrued expenses	20
Accounts receivable	95,439	Accrued income taxes	64
Other	1,952	Deposits received	3,097

Fixed Assets	4,349,690	Total Liabilities	49,769

Premises and equipment	398	Capital
Leasehold improvements	188	Capital Stock	1,258,052
Equipment and furniture	210	Capital surplus	2,950,210
Intangible Fixed Assets	518	Legal capital surplus	2,350,244
Trademarks	50	Other capital surplus	599,965
Computer software	466	Gain from reduction of capital stock and capital surplus	599,962
Other	1	Marginal gain from disposal of treasury stock	2
Investments and other assets	4,348,773	Retained Earnings	216,867
Investments in subsidiaries	4,210,347	Unappropriated	216,867
Investments in affiliates	137,870	Treasury stock	(1,740)
Deferred tax assets	36
Other	518
Deferred Charges	601
Organization cost	601	Total Shareholders’ Equity	4,423,389

Total Assets	4,473,158	Total Liabilities and Shareholders’ Equity	4,473,158

[Translation]

Income Statement

(for the period from April 1, 2004 to June 30, 2004)

Mitsubishi Tokyo Financial Group, Inc.

(in millions of yen)

Item				Amount
Ordinary Income and Expenses	Operating Income and Expenses	Operating Income		185,114
			Dividends from investments in subsidiaries	183,257
			Management fees from subsidiaries	1,857
		Operating Expenses		1,294
			General and administrative expenses	1,294
	Non-operating Income and Expenses	Operating Profit		183,819
		Non-operating Income		3
			Interest on deposits	1
			Other	2
		Non-operating Expenses		465
			Interest Expenses	379
			Amortization of organization cost	85
			Other	0
	Ordinary Profit			183,357
	Income before Income Taxes for this quarter			183,357
	Income taxes-current			26
	Income taxes-deferred			17
	Quarterly Net Income			183,314
	Unappropriated retained earnings brought forward			33,553
	Unappropriated earnings at the end of the quarter			216,867

[Translation]

4.	The latest Balance Sheet and Statement of Income of Mitsubishi Tokyo Financial Group, Inc.

Balance Sheet

(as of March 31, 2004)

Mitsubishi Tokyo Financial Group, Inc.

(in millions of yen)

Item	Amount	Item	Amount
Assets		Liabilities
Current Assets	108,923	Current Liabilities	38,842
Cash and deposits with banks	57,571	Accounts payable	38,703
Deferred tax charges	32	Accrued expenses	7
Accounts receivable	51,315	Accrued income taxes	3
Other	3	Deposits received	53
Fixed Assets	4,211,778	Reserve for Bonuses	74

Premises and equipment	308	Total Liabilities	38,842

Leasehold improvements	192	Capital
Equipment and furniture	116	Capital Stock	1,258,052
Intangible Fixed Assets	554	Capital Surplus	2,950,207
Trademarks	51	Legal capital surplus	2,350,244
Computer software	501	Other capital surplus	599,962
Other	1	Gain from reduction of capital stock and capital surplus	599,962
Investments and other assets	4,210,914	Retained Earnings	75,876
Investment in subsidiaries	4,210,347	Unappropriated	75,876
Deferred tax assets	48	Treasury stock	(1,589)
Other	518
Deferred charges	687
Organization cost	687

		Total Shareholders’ Equity	4,282,547

Total Assets	4,321,389	Total Liabilities and Shareholders’ Equity	4,321,389

[Translation]

Income Statement

(for the period from April 1, 2003 to March 31, 2004)

Mitsubishi Tokyo Financial Group, Inc.

(in millions of yen)

Item				Amount
Ordinary Income and Expenses	Operating Income and Expenses	Operating Income		69,321
			Dividends from investments in subsidiaries	64,548
			Management fees from subsidiaries	4,773
		Operating Expenses		4,585
			General and administrative expenses	4,585
		Operating Profit		64,735
	Non-operating Income and Expenses	Non-operating Income		35
			Interest on deposits	4
			Other	31
		Non-operating Expenses		344
			Amortization of organization cost	343
			Other	0
	Ordinary Profit			64,426
	Income before Income Taxes			64,426
	Income taxes-current			(84)
	Income taxes-deferred			36
	Net Income			64,474
	Unappropriated retained earnings brought forward			15,215
	Interim cash dividends			3,812
	Unappropriated retained earnings at fiscal year end			75,876

[Translation]

Significant Accounting Policies

1.	Investments

Investments in subsidiaries are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The ranges of estimated useful lives are principally as follows:

Leasehold improvements	3 years to 50 years
Equipment and furniture	3 years to 20 years

Amortization for intangible assets is computed using the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over an estimated useful life of 5 years.

3.	Deferred charge

Organization cost is deferred and amortized using the straight-line method over 5 years pursuant to the Commercial Code of Japan.

4.	Reserve

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based upon estimated amounts of the future payments attributed to the current fiscal year.

5.	Consumption Taxes

National Consumption Taxes and Local Consumption Taxes are excluded from transaction amounts.

6.	Consolidated Corporate-tax System

MTFG has adopted the consolidated corporate-tax system.

Change in accounting policies

Effective April 1, 2003, MTFG adopted “Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Council on August 9, 2002 and Financial Accounting Standard Implementation Guidance No. 6, “Implementation Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accounting Standards Board of Japan on October 31, 2003, because their early adoption in the fiscal year ended March 31, 2004 was permitted. There is no effect on profit (loss) for the current fiscal year or total shareholders’ equity as of the fiscal year end attributable to this change.

Notes related to the Non-Consolidated Balance Sheet are as follows :

1. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Short-term receivables due from subsidiaries	¥90,189 million
Short-term payables due to subsidiaries	¥38,394 million
3. Accumulated depreciation on premises and equipment	¥215 million

4. MTFG indemnifies the Bankers Association of Deutschland for the deposit liability of the German branches of Bank of Tokyo Mitsubishi pursuant to regulation of the Deposit Insurance Corporation of Deutschland

¥87,751 million

[Translation]

Notes related to the Non-Consolidated Statement of Income are as follows :

1. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Transactions with subsidiaries
Operating income	¥69,321 million
Operating expenses	¥795 million
Non-operating transactions	¥20 million

3. Basic net income per common share	¥9,003.89

[Translation]

Agenda 2: Election of one (1) Director

This appointment is condition to the approval of Agenda 1, where pursuant to Article 9.2 of the Stock-for-Stock Exchange Agreement, Mitsubishi Tokyo Financial Group, Inc. will hold the right to nominate a Director under the condition that such appointment shall become effective after the date of the Stock-for-Stock Exchange.

The candidate for the office of Director is as follows, and if appointed will assume office as of December 22, 2004.

Name (Date of Birth)	Brief Personal History and Representative Positions held in other Companies		Number of Shares Held
Takami Onodera	April 1980	Joined The Mitsubishi Bank, Limited	None
	January 1997	Appointed as Chief Manager of the Human Resources Division of The Bank of Tokyo-Mitsubishi, Ltd.
	October 1998	Appointed as Chief Manager of the Corporate Banking Division No.2, Corporate Banking Group No.1 of The Bank of Tokyo-Mitsubishi, Ltd.
	April 2001	General Manager of the Corporate Planning Division of DC Card Co., Ltd.
	June 2001	Director and General Manager of the Corporate Planning Division of DC Card Co., Ltd.
	August 2004	General Manager of the Corporate Policy Division of Mitsubishi Tokyo Financial Group, Inc. (to present)

(Note) Mr. Takami Onodera fulfills the requirement as an Outside Director set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

—End—

[Translation]

Guide map of the location of the general meeting of shareholders

Conference room, 6th floor,

Arcadia Ichigaya (Shigaku Kaikan)

2-25, Kudankita 4-chome, Chiyoda-ku, Tokyo

tel: 3261-9921 (main)

[MAP omitted]

Access
JR:	2-minute walk from Ichigaya Station
Subway:	2-minute walk from Ichigaya Station of
Yurakucho Line, Namboku Line, and Toei-Shinjuku Line

[Translation]

EXSECISE OF VOTING RIGHTS FORM

Number of Exercisable Voting Rights

_______________________________

To: Diamond Computer Service Co., Ltd.

I hereby exercise my voting rights as follows (indicated by circles) on each of the Agendas submitted to the Extraordinary General Meeting of Shareholders of Diamond Computer Service Co., Ltd. to be held on November 17, 2004 (including any adjournment of postponement thereof):

November    , 2004

If there is no indication of a vote for or against any of the foregoing agendas, such agendas will be treated as approved.

Diamond Computer Service Co., Ltd.

Agenda 1 : For / Against

Agenda 2 : For / Against

To: Shareholders

1. When you attend the Extraordinary General Meeting of Shareholders, please present the exercise of voting rights form to the receptionist at the Meeting, without detaining this section from the form.

2. If you are unable to be present in person, please send us the exercise of voting rights so as to ensure it arrives at our office by November 16, 2004 at the latest by detaching this section from the form.

Diamond Computer Service Co., Ltd.

Assigned Number

Number of Shares

Number of Exercisable Voting Rights

Exhibit B

Mitsubishi Tokyo Financial Group, Inc.

Diamond Computer Service, Co. Ltd.

Diamond Computer Service to become a wholly owned

subsidiary of MTFG

Tokyo, August 26, 2004 — The boards of directors of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) and Diamond Computer Service, Co. Ltd. (DCS; President: Akio Goto) today resolved to make DCS into a wholly owned subsidiary of MTFG by December 22, 2004 through a share exchange, subject to approval by DCS’s shareholders and the relevant authorities. It was also decided that DCS will enter into a business alliance with Mitsubishi Research Institute, Inc. (MRI, President: Takeshi Yano). Details of these resolutions are as follows:

1. Reasons	for making DCS into a wholly owned subsidiary through a share exchange

MTFG is promoting a radical restructuring of the Group’s business model through a process of selection and concentration. It is therefore examining the development of a business structure that will strengthen the competitiveness of each of its businesses.

Since its establishment in 1970, DCS has developed capital and financial systems for a wide range of businesses, as well as for financial companies, and has moved into outsourcing human resource and payroll-related operations. Through its use of information technology, it enables clients to drive change through their businesses and to create new value.

Making the best use of IT is an essential part of transforming businesses. In order to respond quickly to these types of needs in its clients, MTFG aims to reorganize and optimize the organizational structure of the Group’s solution businesses, aiming to broaden the solutions they provide and to stimulate value creation.

MTFG has decided to make DCS into a wholly owned subsidiary as a major first step towards this goal. At the same time, MTFG will transfer some of the IT solutions business of The Bank of Tokyo-Mitsubishi, Ltd.’s corporate clients to DCS, strengthening intra-group collaboration and further clarifying DCS’s central role as the head of MTFG’s IT solutions business.

Moreover, DCS will form a comprehensive alliance with MRI. This alliance will create a system that can provide total support for a range of services from management consulting for systems construction, to strategic outsourcing and operations’ systems reconstruction. As well as strengthening its solution creation and consulting capabilities, the alliance will create a structure through which to seamlessly provide effective IT solutions aligned with the needs of its clients.

Exhibit B

In specific terms, MRI will take an equity stake in DCS, a representative from MRI will serve as a director of DCS, and the two companies will form a wide-ranging business alliance based on these close investment and management connections. Additionally, the two companies will, in the future, collaborate on comprehensive business development that will include the purchase of additional equity stake in DCS by MRI.

By becoming a wholly owned subsidiary of MTFG and by strengthening its alliance with MRI, DCS will, as mentioned above, strive to play a role creating value for a wide range of clients as an IT solutions provider that can combine high-end consulting capabilities with cutting-edge IT development resources.

2. Details	of share exchange

(1)	Schedule

August 26, 2004	Boards of directors approve share exchange contract

August 26, 2004	Share exchange contract signed

November 17, 2004 (tentative)	Extraordinary meeting of DCS’s shareholders to approve share exchange

December 21, 2004 (tentative)	Final day for share certificates submission (DCS)

December 22, 2004 (tentative)	Effective date of share exchange (DCS is expected to be delisted on December 16, 2004.)

Please note that, pursuant to the provisions of Clause 1 of Article 358 of the Commercial Code, MTFG shall perform the share exchange with DCS without approval of the share exchange contract by its shareholders.

(2)	Share exchange ratio

	MTFG (Wholly owning parent company)	DCS (Wholly owned subsidiary)

Share exchange ratio	1	0.00135

Exhibit B

Note:

1) Share allocation ratio

0.00135 common shares of MTFG will be allocated for each common share of DCS.

2) Basis for share exchange ratio

The decision to allocate shares based on the ratio above was made following negotiations between MTFG and DCS, who both made reference to the share exchange ratio calculations from Morgan Stanley Japan Ltd., who acted on behalf of MTFG, and Merrill Lynch Japan Securities Co., Ltd., who acted on behalf of DCS.

Both Morgan Stanley and Merrill Lynch have expressed their view to MTFG and DCS that they believe the abovementioned share exchange ratio is fair from a financial point of view.

Should there be any significant changes to the assumptions and conditions upon which the abovementioned share ratio was decided, this ratio would be adjusted following additional deliberations between MTFG and DCS.

3) Basis, methods, and results of calculations by third-party institutions

Morgan Stanley assessed the share exchange ratio after analyzing the market value of MTFG, and after analyzing the market value of DCS along with discounted cash flow analyses, and comparative analyses of a number of similar companies. Merrill Lynch assessed the share exchange ratio based on overall estimates made after an analysis of MTFG and DCS’s market value, discounted cash flows, and comparisons with a number of similar companies.

4) Number of new MTFG shares to be issued for exchange

26,205 common shares

(3)	Amounts payable for share exchange

There will be no amounts paid for this share exchange

(4)	Date of start of profit dividend calculation

For the fiscal year ending March 31, 2005, any dividend payable for the new shares issued for this share exchange will be calculated from October 1, 2004.

Exhibit B

3. Outline	of parties involved in share exchange (as of March 31, 2004)

1) Name	Mitsubishi-Tokyo Financial Group, Inc.		Diamond Computer Service, Co. Ltd.
2) Business activities	Holding company		Information services industry
3) Date of establishment	April 2, 2001		July 10, 1970
4) Head Office	Marunouchi 2-4-1, Chiyoda-ku, Tokyo		Gobancho 4-7, Chiyoda-ku, Tokyo
5) Representative	Nobuo Kuroyanagi		Akio Goto
6) Paid-in capital	¥1,258,052 million		¥6,059 million
7) Total outstanding shares	6,572,499.77 shares Common shares – 6,476,099.77 Preferred shares – 96,400		19,411,639 shares
8)Shareholders’ equity	¥4,282.5 billion		¥26,157 million
9) Total assets	¥4,321.3 billion		¥36,300 million
10) Financial year end	March 31		March 31
11) Employees	88		1,199
12) Main shareholders	Name		Name
	Japan Trustee Services Bank, Ltd.	6.32%	DC Card Co., Ltd.	10.32%
	The Master Trust Bank of Japan, Ltd.	4.78%	Marunouchi Yorozu Corporation	7.75%
	State Street Bank & Trust Company	3.31%	Tori Company, Ltd.	7.69%
	Hero & Co.	2.75%	Chitose Kosan Co., Ltd.	6.67%
	MTBJ (Meiji Yasuda Life Insurance)	2.70%	Diamond Lease Co., Ltd.	5.24%
	Tokio Marine & Fire Insurance Co., Ltd.	2.26%	The Bank of Tokyo-Mitsubishi, Ltd.	4.94%
	Nippon Life Insurance Company	1.97%	JACCS	4.03%

Exhibit B

13) Financial results for the last three fiscal years

Millions of yen

	Mitsubishi-Tokyo Financial Group, Inc. (Parent company)			Diamond Computer Service, Co. Ltd. (Wholly owned subsidiary)
Years ended March 31:	2002	2003	2004	2002	2003	2004
Operating income/net sales	72,544	27,232	69,321	29,678	28,073	30,147
Operating profit	68,378	23,991	64,735	1,124	949	1,304
Ordinary profit	68,114	22,415	64,426	1,339	1,142	1,564
Net income	67,871	23,389	64,474	585	474	1,010
Net income per common share (¥)	¥10,367.98	¥2,610.43	¥9,003.89	¥30.14	¥23.65	¥51.25
Annual dividend per common share (¥)	Common stock ¥6,000 Preferred stock – class 1 ¥82,500 Preferred stock – class 2 ¥16,200	Common stock ¥4,000 Preferred stock – class 1 ¥82,500 Preferred stock – class 2 ¥16,200	Common stock ¥6,000 Preferred stock – class 1 ¥82,500 Preferred stock – class 2 ¥16,200	¥8.50	¥8.50	¥8.50
Shareholders’ equity per common share (¥)	¥628,435.10	¥609,704.98	¥618,015.32	¥1,110.41	¥1,136.34	¥1,350.17

*	These figures are on a non-consolidated basis.
**	Per share indicators for MTFG have been calculated as follows.

For the year ended March 31, 2002

Shareholders’ equity per common share:

Shareholders’ equity at fiscal year end – (number of preferred stock x issue price)

Number of common stock at fiscal year end (excluding treasury stock)

Net income per common share:

Net income – total dividends on preferred stock

Average number of common shares for the fiscal year (excluding treasury stock)

From the year ended March 31, 2003, principle 2 of the Business Accounting Standards for accounting standards relating to net income per common share, and principle 4 of the Application of Business Accounting Standards for the application of accounting standards relating to net income per common share have been applied.

Exhibit B

4.    Conditions of share exchange

There will be no changes to the names, businesses, head offices, representatives, and paid-in capital of the companies.

5. Forecasts

MTFG believes that the impact of this share exchange on its consolidated performance will be minimal.

*            *            *

Contacts:
MTFG	Corporate Communications Office	Tel: 81-3-3240-8149
Diamond Computer Service	Planning Office	Tel: 81-3-3265-6690